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                                                                    Exhibit 4.11

                                                                  April 13, 2006

Beverage Associates (BAC) Corp.
Craigmuir Chambers (c/o Harney Westwood & Riegels)
Road Town, Tortola, British Virgin Islands (BVI)
Attention: Christian Baillet

Companhia de Bebidas das Americas-AmBev
Rua Dr. Renato Paes de Barros 1017, 4(degree) andar
04530-001 Sao Paulo, SP, Brazil
Attention: Joao M. Castro Neves

Quilmes Industrial (Quinsa) Societe Anonyme
84, Grand-rue
L-1660 Luxembourg
Grand Duchy of Luxembourg

     -and-

Teniente General Peron
Buenos Aires, Argentina 1038
Attention: Agustin Garcia Mansilla

Ladies and Gentlemen:

     Reference is made to (a) the Stock Purchase Agreement dated as of May 1, 2002, as amended by an Amendment dated as of January 31, 2003, and the 2005 Letter Agreement (as defined below) (the "Stock Purchase Agreement"), among Beverage Associates (BAC) Corp., a British Virgin Islands corporation ("BAC"), and Companhia de Bebidas das Americas-AmBev, a Brazilian corporation ("AmBev"),
(b) the Escrow Agreement dated as of January 31, 2003 (the "Escrow Agreement"), among BAC, AmBev, Quilmes Industrial (Quinsa) Societe Anonyme, a Luxembourg corporation ("Quinsa") and The Bank of New York, as Escrow Agent, (c) the Registration Rights Agreement dated as of January 31, 2003 (the "Registration Rights Agreement"), among AmBev and BAC, (d) the Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, BAC and AmBev, as amended by a letter agreement dated as of August 3, 2005 (the "Quinsa Shareholders Agreement"), (e) the Share Transfer Agreement dated as of January 31, 2003 (the "Share Transfer Agreement"), among Braco S.A., a Brazilian corporation ("Braco"), Empresa de Administracao e Participacoes S.A., a Brazilian corporation ("ECAP"), Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia ("FAHZ"), BAC and AmBev, (f) the Governance Agreement dated as of

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                                                                               2


January 31, 2003 (the "AmBev Governance Agreement"), among Braco, ECAP, FAHZ, BAC and AmBev, and (g) the Share Pledge Agreement dated as of January 31, 2003 (the "Share Pledge Agreement"), among BAC, AmBev and Quinsa. Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Stock Purchase Agreement.

     The purpose of this letter agreement (the "Letter Agreement") is to set forth certain agreements between BAC, Quinsa and AmBev, with respect to the sale by BAC and the purchase by AmBev of all the 373,520,000 Remaining Shares owned by BAC or its affiliates and to amend, supplement and/or terminate the Stock Purchase Agreement and other agreements described above to the extent set forth herein.

     Notwithstanding any provision in the Stock Purchase Agreement and the other agreements mentioned herein to the contrary, BAC, Quinsa and AmBev hereby agree as follows:

     1. Remaining Shares.

          (a) Upon the terms and subject to the conditions of this Letter Agreement, BAC (or its affiliates) will sell, assign, transfer and deliver to AmBev, and AmBev (or its affiliates) will purchase and accept from BAC (such transaction being referred to herein as the "Sale"), the Remaining Shares on the Closing Date (as defined in Section 1(d) of this Letter Agreement) in exchange for an aggregate purchase price of US$1,223,915,000, subject to a reduction of up to US$60,000,000 (plus an amount equal to the interest that would accrue on US$60,000,000 from and including the date of execution of this Letter Agreement (the "Execution Date") to but excluding the Closing Date at the rate per annum specified in Section 1(f)(ii) of this Letter Agreement) that may be agreed upon by BAC and AmBev (the "Purchase Price").

          (b) BAC's obligation to transfer the Remaining Shares to AmBev, and AmBev's obligation to pay the Purchase Price, will be subject to (i) the performance by AmBev and BAC of their respective obligations set forth in this Letter Agreement, (ii) the satisfaction of the conditions precedent set forth in Section 1.04(g)(i), (ii) and (iii) of the Stock Purchase Agreement (except that all references to "First Stage Closing Date" or "Second Stage Closing Date" shall be replaced with the term "Closing Date" within the meaning of this Letter Agreement) and (iii) the satisfaction of the conditions precedent to the occurrence of the Closing Date set forth in
     Section 1(d) of this Letter Agreement.

          (c) BAC and AmBev agree that, notwithstanding anything to the contrary contained in the Stock Purchase Agreement, BAC shall not be permitted to exercise the Seller's Option, and AmBev shall not be permitted to exercise the AmBev Option.

          (d) The "Closing Date" shall mean the fifth business day following the Trigger Date (as defined below) or as provided for in Section 1(m) hereof, as the

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                                                                               3


     case may be; provided, however, that, if on such day, there shall have been issued any administrative or judicial decision or injunction (an "Adverse Decision") preventing or prohibiting the Sale, the Closing Date shall be the fifth business day following the date on which such Adverse Decision shall have been reversed, rescinded or shall otherwise cease to have effect and AmBev and BAC have been notified of such reversion, rescission or cease of effect. For purposes of this Section 1(d), the "Trigger Date" shall mean: (i) in the event the Argentine Antitrust Authority (the "Antitrust Authority") issues a resolution providing that no authorization is required to effect the Sale, the date of notification to AmBev and BAC of such resolution or (ii) in the event the Antitrust Authority authorizes the Sale, the date of notification to AmBev and BAC of such authorization; provided that in the case of clause (ii) above the terms and conditions of such authorization are reasonably satisfactory to AmBev. AmBev and BAC agree to use their reasonable best efforts to cause the Sale to occur as expeditiously as possible.

          (e) AmBev and Quinsa will use commercially reasonable efforts (i) to obtain the necessary authorizations from the Antitrust Authority to effect the Sale and (ii) if any Adverse Decision shall have been issued, to appeal any such Adverse Decision, in each case so as to permit the Sale to proceed as expeditiously as possible. BAC will take any action reasonably requested by AmBev in order to assist AmBev, Quinsa and their respective affiliates in obtaining the authorizations, appealing any Adverse Decision and implementing the decisions described in Section 1(d).

          (f) On the Closing Date:

               (i) BAC will (A) sell, assign, transfer and deliver the Remaining Shares to AmBev, (B) deliver to AmBev share transfer forms relating to the Remaining Shares being sold by it as required by Luxembourg law,
          (C) deliver to AmBev evidence of the registration of AmBev as holder of the Remaining Shares in the share register of Quinsa, or as the case may be, in any shareholder register or account of Quinsa held by a professional depository of Securities within the meaning of the Luxembourg law of August 1, 2001 on transfer of securities, and (D) deliver to AmBev such other documents as AmBev or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Letter Agreement.

               (ii) AmBev will deliver to BAC (A) payment, by wire transfer to a bank account designated in writing by BAC (such designation to be made at least two business days prior to the Closing Date) in immediately available funds, of an amount equal to the Purchase Price, plus an amount equal to (x) interest on the Purchase Price from and including the Execution Date to but excluding the Closing Date at a rate per annum calculated on the basis of a year of 360 days and actual days elapsed equal to LIBOR plus the Margin (each, as defined below) minus
          (y) the sum of

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                                                                               4


          (1) the aggregate amount of all cash dividends or other cash distributions paid or payable to BAC in respect of the Remaining Shares, other than cash dividends or other cash distributions payable in respect of the year ended December 31, 2005 (the "2005 Dividend") plus (2) an amount equal to the interest that would have accrued on such dividends or distributions from the date of payment of such dividends and distributions to the Closing Date at the rate per annum specified in clause (x) above, minus (z) the amount, if any, to be deducted pursuant to Section 1(k) hereof, and (B) such other documents as BAC or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Letter Agreement. "LIBOR" means, for each Interest Period (as defined below) during the applicable calculation period, the rate appearing on Page 3750 of the Dow Jones Market Service (or on any successor or substitute page of such Service, or any successor to or substitute for such Service, providing rate quotations comparable to those currently provided on such page of such Service) at approximately 11:00 a.m., London time, two business days prior to the beginning of such Interest Period, as the rate for dollar deposits with a maturity of six months. "Interest Period" means each period of six months during the applicable calculation period determined as follows: the first such period will begin on the first day of such calculation period (i.e., the Execution Date) and end on the numerically corresponding day in the calendar month that is six months thereafter (or, if there is no numerically corresponding day in such calendar month, the last day of such calendar month); each successive period will begin on the last day of the preceding period and end on
          (x) the numerically corresponding day in the calendar month that is six months thereafter (or, if there is no numerically corresponding day in such calendar month, the last day of such calendar month) or
          (y) in the case of the last such period, the last day of the calculation period; provided, if any interest would end on a day that is not a business day, such interest period shall be extended to the next succeeding business day unless such next succeeding business day would fall in the next calendar month in which case such interest period will end on the next preceding business day. "Margin" means (i) during the period from and including the Execution Date to but excluding the earlier of the Closing Date and the third anniversary of the Execution Date, 2%, (ii) during the period from and including the third anniversary of the Execution Date to but excluding the earlier of the Closing Date and the fourth anniversary of the Execution Date, 2.5% and (iii) during the period from and including the fourth anniversary of the Execution Date to but excluding the Closing Date, 3%.

               (iii) AmBev and BAC will execute any joint written instructions and take any other action necessary to effect the release and delivery to AmBev of the Remaining Shares held by the Escrow Agent pursuant to the Escrow Agreement and to terminate the Escrow Agreement.

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                                                                               5


               (iv) AmBev and BAC will enter into an agreement, dated as of the Closing Date, with respect to the transactions contemplated in this Letter Agreement pursuant to which BAC will provide representations to AmBev relating to it, the Remaining Shares and the transactions contemplated in this Letter Agreement consistent with Sections 2.01, 2.02, 2.03 and 2.04 of the Stock Purchase Agreement, and AmBev will provide representations to BAC relating to it and the transactions contemplated in this Letter Agreement consistent with Sections 4.01,
          4.03 and 4.04 of the Stock Purchase Agreement.

          (g) BAC agrees to execute and deliver any instruments of transfer or other documents and to take any actions required under Luxembourg law to effect the transfer of the Remaining Shares to AmBev and the registration of AmBev as the holder of the Remaining Shares in the share register of Quinsa. Any dividends or other distributions paid or payable in respect of Remaining Shares (other than the 2005 Dividend) for which the record date is on or after the Closing Date will be for the account of AmBev.

          (h) Not later than the Closing Date, AmBev and BAC shall take all actions necessary to cause AmBev's nominees to be elected to the Board of Directors of Quinsa and each of its subsidiaries, in accordance with this Letter Agreement, effective upon the Closing Date.

          (i) AmBev may waive in whole or in part the satisfaction of the conditions precedent set forth in Section 1(b) of this Letter Agreement.

          (j) The consummation of the transactions contemplated in this Letter Agreement shall constitute full and complete performance and satisfaction of all obligations of AmBev and BAC under Section 1.04 of the Stock Purchase Agreement.

          (k) If by December 25, 2007, the Closing Date shall not have occurred, AmBev shall pay BAC on December 31, 2007, to a bank account designated in writing by BAC at least two business days prior to such date, the amount of US$23,915,000 plus interest from and including the Execution Date to but excluding December 31, 2007, at the rate per annum specified in Section 1(f)(ii) hereof. The aggregate amount paid to BAC pursuant to this Section 1(k), plus an amount equal to interest on US$23,915,000 from and including December 31, 2007 to but excluding the Closing Date calculated at the rate per annum and in the manner specified in Section 1(f)(ii) of this Letter Agreement, will be deducted from the aggregate amount payable by AmBev to BAC pursuant to Section 1(f)(ii) of this Letter Agreement.

          (l) BAC and AmBev agree that the 2005 Dividend will be declared, approved and paid in 2006. Furthermore, regardless of when the Closing Date occurs, the 2005 Dividend will be for the account of BAC. Until the Closing

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                                                                               6


     Date, there will be no changes in Quinsa's current dividend policy without the prior approval of both BAC and AmBev.

          (m) AmBev and BAC further agree that in the event the Antitrust Authority does not issue a resolution with respect to the Sale in accordance with article 13 of Argentine Law 25,156 (as the same may be amended or supplemented from time to time, and together with article 14 of Law 25,156 and article 14 of Argentine Decree 89/2001, the "Antitrust Laws") within the applicable time period specified in the Antitrust Laws, and, therefore, pursuant to the Antitrust Laws, the Sale would be deemed to have been approved pursuant to an "autorizacion tacita" (a "Tacit Approval"), AmBev and BAC shall, on the 50th day after the date the Sale has been deemed to have Tacit Approval (or the next business day if such 50th day is not a business day), notify the Antitrust Authority that there has been a Tacit Approval and that AmBev and BAC will consummate the Sale on the 30th day following the date of such notification (or the next business day if such 30th day is not a business day), which 30th day (or next business day) shall be the "Closing Date" for purposes of this Letter Agreement notwithstanding anything herein to the contrary.

     2. Transfer of the Remaining Shares prior to the Closing Date. BAC agrees to (i) use reasonable best efforts to establish, at the request of AmBev given at any time on or before the 30th day after the Execution Date, a wholly-owned subsidiary of BAC incorporated in the Bahamas (or such other offshore jurisdiction reasonably satisfactory to AmBev and BAC) (the "SPE"), (ii) immediately thereafter, transfer all right, title and interest of BAC and its affiliates in and to the Remaining Shares to the SPE, (iii) sell on the Closing Date all of the issued and outstanding shares of the SPE (the "SPE Shares") to AmBev in lieu of the Remaining Shares and (iv) enter into any necessary, desirable or appropriate amendments to this Letter Agreement, the Quinsa Shareholders Agreement, the Escrow Agreement, the Share Pledge Agreement and any other relevant agreements between BAC and AmBev in order to reflect the transfer of the Remaining Shares to, and ownership of the Remaining Shares by, the SPE and the sale to AmBev of the SPE Shares on the Closing Date in lieu of the Remaining Shares; provided, however, that BAC shall not be required to undertake the actions contemplated by this Section 2 if BAC reasonably concludes that the taking of such actions could result in the imposition of any liability (including tax liabilities) on BAC, its shareholders or other affiliates or would otherwise materially adversely affect BAC, its shareholders or its other affiliates, and provided, further, that AmBev shall reimburse BAC for all out-of-pocket costs and expenses directly related to the establishment of the SPE in accordance with this Section 2.

     3. Quinsa Shareholders Agreement. Notwithstanding anything to the contrary contained in the Quinsa Shareholders Agreement, during the period from the Execution Date until the Closing Date, (a) the Board of Directors of Quinsa shall approve and authorize (i) in the form presented by Quinsa's management, all capital expenditures of Quinsa and its subsidiaries in the countries in which Quinsa operates as of the Execution Date to the extent required to be approved by the Board of Directors consistent with past practices; (ii) all matters and actions taken in connection with the approval by the

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Antitrust Authority of the Sale and the implementation of the decisions of the
Antitrust Authority described in Section 1(d) of this Letter Agreement; and
(iii) all matters and actions taken in connection with or related to the final and complete implementation of the resolution of the Antitrust Authority issued January 13, 2003 in connection with the closing on January 31, 2003, of the transactions contemplated by the Stock Purchase Agreement and the Share Exchange Agreement dated as of May 1, 2002 (including, but not limited to, the divestiture of assets pursuant to such decisions) (the "2003 Authorization"),
(b) the presence in person, by proxy or by electronic means of the directors nominated by AmBev shall be sufficient to constitute a quorum for the transaction of any business concerning the actions or matters described in this
Section 3, and the presence in person, by proxy or by electronic means of the directors nominated by BAC shall not be necessary to constitute a quorum for the transaction of such business (it being understood, however, that the directors nominated by BAC will be given reasonable advance notice of, and will have the right to attend, any board meeting called for the purpose of transacting any such business) and (c) the directors nominated by AmBev shall have a second or casting vote with respect to the matters described in this Section 3. The parties hereto agree to amend the Quinsa Shareholders Agreement and by-laws to the extent necessary in order to carry out and implement the agreements contained in this Section 3.

     4. Covenants of BAC.

          (a) BAC shall not, directly or indirectly, or authorize or permit any officer, director, employee or agent of it or any investment banker, attorney, accountant or other representative of it to, (i) disclose or furnish to any third party any confidential information relating to Quinsa and its subsidiaries or otherwise use such confidential information for its own benefit or the benefit of any other person, (ii) solicit, initiate or encourage any Divestiture Bid (as defined below), (iii) enter into any agreement with respect to any Divestiture Bid, (iv) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Divestiture Bid or (v) acquire any interest in any assets or businesses that are the subject of any Divestiture Bid or that are required to be divested pursuant to the decisions of the Antitrust Authority; provided, however, that the obligation in clause (i) hereof shall not extend to information required to be disclosed by law, regulation or legal process or to information that at the time of disclosure is generally known by third parties (other than as a result of a breach by BAC of its obligations hereunder). The term "Divestiture Bid" shall mean any proposal for a merger or other business combination, sale of securities, sale of assets, joint venture or similar transaction involving any of the assets or businesses required to be divested pursuant to the decisions of the Antitrust Authority described in Section 1(d) hereof or in relation with the final and complete implementation of the 2003 Authorization.

          (b) Notwithstanding any other provision of this Letter Agreement, it is understood and agreed that remedies at law would be inadequate in the case of

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                                                                               8


     any breach of the covenants contained in this Section 4 and that AmBev shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

     5. Termination of Quinsa Shareholders Agreement; Nomination of Quinsa Directors. Upon the consummation of the transactions to be carried out on the Closing Date, but not before, (i) the Quinsa Shareholders Agreement shall terminate and shall cease to be in force and effect and (ii) all rights of BAC to nominate directors of Quinsa and of its subsidiaries will terminate, and as promptly as practicable thereafter, including by means of calling a shareholders' meeting, the Board of Directors of Quinsa and of each of its subsidiaries shall be reconstituted to include only directors nominated or approved by AmBev, subject to the rights, if any, of any person other than BAC or its affiliates to nominate directors.

     6. Termination and Amendment of Certain Agreements. Notwithstanding any amendments contemplated in this Letter Agreement in respect of the following agreements:

          (a) Escrow Agreement. The Escrow Agreement shall not be terminated prior to the Closing Date, but shall terminate and shall cease to be in force and effect upon transfer of the Remaining Shares to AmBev on the Closing Date.

          (b) Share Transfer Agreement. The Share Transfer Agreement shall terminate and shall cease to be in force and effect not later than upon transfer of the Remaining Shares to AmBev on the Closing Date.

          (c) AmBev Governance Agreement. The AmBev Governance Agreement shall terminate and shall cease to be in force and effect not later than upon transfer of the Remaining Shares to AmBev on the Closing Date.

          (d) Stock Purchase Agreement. Upon transfer of the Remaining Shares to AmBev on the Closing Date, the Stock Purchase Agreement shall terminate and shall cease to be in force and effect, except for Section 7.02 and the Sections mentioned therein.

          (e) Registration Rights Agreement. Upon transfer of the Remaining Shares to AmBev on the Closing Date, the Registration Rights Agreement shall terminate and shall cease to be in force and effect.

          (f) Share Pledge Agreement. The parties hereby agree that the Share Pledge Agreement is hereby amended to add BAC's obligations under this Letter Agreement and any other agreement with AmBev currently in effect to the definition of "Secured Obligations" contained therein. Upon transfer of the Remaining Shares to AmBev on the Closing Date, BAC and AmBev will take any and all action necessary to release and terminate the pledge created by the Share Pledge Agreement.

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                                                                               9


     7. Termination of this Letter Agreement. This Letter Agreement shall terminate on the Closing Date.

     8. Further Agreements. BAC and AmBev shall execute and deliver any other agreements, instruments or other documents (including, without limitation, amendments to the Quinsa Shareholders Agreement and the Share Pledge Agreement) and shall take all other lawful action reasonably requested by either of them in order to carry out and implement the agreements contained herein. AmBev agrees that it will not, in a single transaction or series of related transactions, consolidate, amalgamate or merge with or into, or directly and/or indirectly sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets taken as a whole in one or more related transactions to another person unless the person formed by or surviving any such consolidation, amalgamation or merger (if other than AmBev) or the person to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all the obligations of AmBev to BAC hereunder.

     9. Governing Law; Arbitration. This Letter Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State. Any and all differences, controversies and disputes of any nature whatsoever arising out of or relating to this Letter Agreement shall be settled by arbitration in the manner prescribed in Section 8.10 of the Stock Purchase Agreement. This Section 9 shall survive the termination of this Letter Agreement.

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                                                                              10


     IN WITNESS WHEREOF, the parties have duly executed this Letter Agreement as of the date first above written.

                                        BEVERAGE ASSOCIATES (BAC) CORP.


                                        By:
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                                        Name:
                                              ----------------------------------
                                        Title:
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                                        COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV


                                        By:
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                                        Name:
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                                        Title:
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                                        By:
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                                        Name:
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                                        Title:
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                                        QUILMES INDUSTRIAL (QUINSA)
                                        SOCIETE ANONYME


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        By:
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                                        Name:
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                                        Title:
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cc: William Engels
    Mark Bergman
    Diane Kerr
    David Mercado